

January 5, 2024

Avanish Vellanki
Chief Executive Officer
Rain Oncology Inc.
8000 Jarvis Avenue, Suite 204
Newark, CA 94560

> **Re: Rain Oncology Inc.**
> **Schedule 14D-9 Filed December 27, 2023**
> **File No. 005-92501**

Dear Avanish Vellanki:

We have reviewed your filing and have the following comments.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. All defined terms used herein have the same meaning as in your Schedule 14D-9, unless otherwise indicated.

Schedule 14D-9 Filed December 27, 2023

General

1. Pages 50 and 56 of the Schedule 14D-9 refer readers to Annex I for a copy of Section 262 of the DGCL; however, Annex I of the Schedule 14D-9 instead reflects the opinion of Leerink Partners and Section 262 of the DGCL is not otherwise reproduced in the Schedule 14D-9. Please revise or advise.

Past Contacts, Transactions, Negotiations and Agreements, page 5

2. On pages 9-10 of the Schedule 14D-9, please revise your summary of the Support Agreements to describe any other relationships between Rain and the Supporting Stockholders. For example, Mr. Vellanki is Rain's Chairman and CEO and Aaron Davis, a director of Rain, has an ownership interest in Boxer Capital according to Rain's most recent proxy statement, filed April 19, 2023.

3. Based on your disclosure of the employment agreement with Dr. Doebele on page 13 of

the Schedule 14D-9, it appears that you should file this agreement as an exhibit to Schedule 14D-9. Refer to Item 9 of Schedule 14D-9 and Item 1016(e) of Regulation M-A. Please revise or advise.

The Solicitation or Recommendation, page 15

4. On page 18 of the Schedule 14D-9, we note that the Rain Board discussed "three preferred opportunities" at its meeting on August 9, 2023 and that the Rain Board then "deprioritized two of the three preferred opportunities" at its meeting on September 26, 2023. Please revise this disclosure to clarify the three referenced "preferred opportunities" and which of them were "deprioritized" at the September 26 meeting.

5. We note Rain management's dissolution analysis summarized on pages 35-36 of the Schedule 14D-9. Please also summarize the material assumptions and limitations of this dissolution analysis, including why management assumed that (i) approximately $34,039,999 would be available for disbursement to stockholders at the commencement of the dissolution process and (ii) 75% of the remaining portion of cash, after accounting for expenses related to the Rain Litigation, would be available for later distribution.

6. We note your disclosure on page 44 of the Schedule 14D-9 that Leerink Partners has a "longstanding relationship and familiarity with Rain and its business." Please revise your disclosure to briefly explain the nature of this preexisting relationship with Leerink Partners.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Shane Callaghan at 202-330-1032 or Perry Hindin at 202-551-3444.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions